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March 1, 2006

Rule 12g3-2(b) File No. 82-3326

Paul Dudek

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

Olympus Optical Co Ltd

~~Olympus Corporation~~

Rule 12g3-2(b) File No. 82-3326

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Olympus Corporation (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

Enclosed please find two English version press releases issued by the Company between January 26, 2006 and February 1, 2006. The Company has also issued five press releases in Japanese between January 26, 2006 and January 31, 2006. No English versions or translations have been prepared for these five press releases. We have therefore prepared English summaries to these Japanese language press releases below:

- Press release, dated January 26, 2006, announcing Olympus Imaging Corp.'s schedule of seminars regarding the world's first digital SLR camera, "E-330", for potential customers that are considering a purchase of this model.

- Press release, dated January 31, 2006, announcing Olympus Imaging Corp.'s launch of "CAMEDIA FE-150", a compact digital camera, equipped with 2.5 inch large LCD monitor and 5 million pixel CCD.

- Press release, dated January 31, 2006, regarding Olympus Imaging Corp.'s launch of "μ 810", a compact digital camera, equipped with 8 million pixel CCD, with basic waterproofing and a function which reduces and corrects camera shake, from mid-March, 2006.

dlw 3/8

- Press release, dated January 31, 2006, regarding Olympus Imaging Corp.'s launch of "μ 720SW", a digital camera, equipped with 7.1 million pixels, with the world's first shock resistant feature capable of underwater photography up to 3 meters deep, from mid-March, 2006.

- Press release, dated January 31, 2006, regarding Olympus Imaging Corp.'s launch of "μ 710", the world's smallest and lightest compact digital camera of the 7 million pixel class, with basic waterproofing and designed in the motif of waves, from mid-February, 2006.

On February 10, 2006, the Company filed its Third Quarter Financial Results with the Tokyo Stock Exchange without preparing an English translation. We have therefore furnished an English summary of the filing below:

- Japanese-language Third Quarter Financial Results for the nine months ended December 31, 2005, as filed with the Tokyo Stock Exchange on February 10, 2006, which includes:

1. Notes to the third quarter financial information

2. Summary of financial results for the nine months ended December 31, 2005
   (1) Key indices and discussions of consolidated financial results for the nine months ended December 31, 2005
   (2) Key indices and discussions of consolidated financial position as of December 31, 2005

3. Projected consolidated financial results for the year ending March 31, 2006

4. Consolidated financial statements for the nine months ended December 31, 2005
   - Consolidated balance sheets
   - Consolidated statements of income
   - Consolidated net sales by segment

Finally, on January 10, 2006, the Company has filed with the Tokyo Stock Exchange a Japanese-language notice announcing that ITX Corporation, a consolidated subsidiary of the Company, has concluded a basic agreement with Tsubasa System Co., Ltd. regarding the transfer of the package software business from Tsubasa System on December 14, 2005 to ITX Tsubasa Net Corporation, a wholly owned subsidiary of ITX Corporation.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor

the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Please do not hesitate to contact me at (81)-3-5251-0202 if you have any questions regarding the enclosed information.

Very truly yours,

Mako Sasaki / MiS
Mako Sasaki

Enclosure
MS/ms

Attachment 1

OLYMPUS

Your Vision, Our Future

I N F O R M A T I O N

January 26, 2006

World's first* AF digital SLR with a full-time "Live View" LCD monitor

E-330 Digital SLR Camera

The information contained in this news release applies only to the Japanese market.

Olympus Imaging Corporation (President: Masaharu Okubo) is pleased to announce the introduction of the fourth digital SLR camera in the designed-for-digital Olympus E-System. Called the E-330, it is the first interchangeable-lens-type AF digital SLR in the world to offer full-time subject framing via a rear-mounted LCD monitor. The E-330 is scheduled to go on sale in Japan at the end of February, 2006.

Summary

- World's first* AF digital SLR with a full-time "Live View" LCD monitor
- World's first* variable-angle, 2.5-inch, high-definition HyperCrystal LCD monitor
- Newly developed, 4/3-type, 7.5-megapixel Live MOS sensor

The E-330 is the first interchangeable-lens-type AF digital SLR in the world to offer full-time, "Live View" subject framing via a rear-mounted LCD monitor. This feat, which has until now been thought difficult to achieve, was made possible by mounting a dedicated CCD sensor for LCD display, separate from the taking sensor, in the optical path of a porro mirror viewfinder like the one used on the Olympus E-300. In addition, we employed the class-leading, 2.5-inch, HyperCrystal monitor for which the Olympus E-500 has been praised, and equipped it with a variable-angle mechanism that allows the monitor to be tilted on the vertical axis to maximize the shooting freedom that Live View framing offers. And to ensure Live View capability for macro shooting, we employed a newly developed, 4/3-type, 7.5-megapixel Live MOS sensor as the taking sensor.

The E-330 offers the outstanding mobility, operating ease, reliability, and image quality of an SLR camera while allowing users to frame their subjects in either the viewfinder or LCD monitor. In addition, the camera's revolutionary design makes it easy for users to capture low-angle and high-angle shots that are extremely difficult to take when looking through a viewfinder.

Pricing & Launch Date

Product Name	MSRP	Launch Date	Monthly Production
OLYMPUS E-330 body	open pricing	The end of February, 2006	5,000 units
OLYMPUS E-330 lens kit with ZUIKO DIGITAL 14~45mm F3.5~5.6 lens	open pricing		

* Among interchangeable-lens-type Full-time Live View AF digital SLR cameras



「E-330」



「E-330」 (Backside)

* 「ZUIKO DIGITAL 14-45mm F3.5-5.6」 mounted

Development Background

In 2002, in a clean break from the conventional approach of basing digital SLR cameras on existing 35mm SLR camera systems, Olympus proposed the Four Thirds System, an entirely new designed-for-digital SLR system that was conceived to fully realize the image quality and performance potential that digital SLR cameras offer. In October 2003, we introduced the first-generation E-1 for professional users, and in December 2004, the E-300 for consumers and photo-enthusiasts. In November 2005 we introduced the world's lightest digital SLR camera body, the E-500. During this time we further consolidated the Olympus E-System and realized our development objectives by introducing 15 designed-for-digital Olympus ZUIKO DIGITAL lenses.

The E-330 was developed for the wide range of users who want to more easily enjoy the "shoot what you see, and see what you shoot" advantages inherent to SLR cameras. As such, our development goal was to combine the accurate framing and focusing benefits of an SLR camera with the convenience and ease of use of a compact digital camera. For compact digital camera users who have never used a digital SLR before, the inability of a digital SLR to display a live view on its rear-mounted LCD monitor can be confusing. But until now, the position of the main mirror in front of the taking sensor has made it difficult to achieve live view shooting with conventional digital SLR cameras.

To overcome this problem and allow users to frame their subject on a rear-mounted, variable-angle Live View LCD monitor, we employed the porro mirror viewfinder system used on the E-300, and incorporated a separate CCD sensor dedicated to LCD display in the viewfinder's optical path. As a result, the E-330 meets the needs of both entry-level digital SLR users who want to be able to take SLR-quality pictures with the rear-mounted LCD framing ease of a compact camera, and more experienced users who not only like to use a viewfinder for framing, but who also want to be able to take high-angle shots with both hands extended over their head, low-angle shots from near ground level, and macro shots where camera position can make it difficult to confirm composition and focus. The E-330 is a truly revolutionary digital SLR camera that maximizes the inherent advantages of digital photography, and opens the door to a whole new style of SLR shooting.

Accessories

Item	MSRP	On-Sale Date
CS-3SH semi-hard case (common to E-300)	¥6,000 (incl. sales tax ¥6,300)	Currently available
CS-4SF soft case (common to E-300)	¥5,000 (incl. sales tax ¥5,250)	Currently available
EP-6 eyecup (common to E-300/500)	¥1,750 (incl. sales tax ¥1,837)	Currently available
ME-1 magnifier eyecup (common to E-300/500)	¥5,000 (incl. sales tax ¥5,250)	Currently available
LBH-1 lithium battery holder (common to E-1/300/500)	¥2,000 (incl. sales tax ¥2,100)	Currently available
BLM-1 lithium-ion battery (common to E-1/300/500)	¥8,800 (incl. sales tax ¥9,240)	Currently available
BCM-1 lithium-ion battery charger (high-speed type)	¥10,000 (incl. sales tax ¥10,500)	Currently available
PT-E02 water protector	¥150,000 (incl. sales tax ¥157,500)	Available April 2006

For Further Information, please contact

Olympus Corporation, Public Relations
Shinjuku Monolith-Bld., 2-3-1 Nishi-Shinjuku, Shinjuku-ku, Tokyo 163-0914
Tel:+81-3-3340-2188 Fax:+81-3-3340-2130
Olympus Home Page: http://www.olympus.co.jp
Olympus E-System Site: http://www.olympus-esystem.com/dea/
(E-330 Site) http://www.olympus-esystem.com/dea/products/e330/

Details of Main Features

World's First* AF Digital SLR Camera with a Live View System

Full-Time Live View (Mode A)

Although some models have offered a 30-second black-and-white view or an enlarged view of just the central portion of the frame, the position of the main mirror in front of the taking sensor has made it inherently difficult for digital SLR cameras to offer live view framing like that found on compact digital cameras.

The E-330, however, is the first AF digital SLR in the world to allow full-time live view framing via a rear-mounted LCD monitor. This feat was made possible by incorporating a CCD dedicated to full-time live view in the optical path of a porro mirror system like the one used on the E-300. By displaying signals from this dedicated CCD on the LCD monitor, the system allows the simultaneous realization of autofocusing and live view, something that has been considered difficult to achieve with conventional roof-prism type SLR cameras.

* Among interchangeable-lens-type Full-time Live View AF digital SLR cameras


Full-Time Live View CCD
Optical View Finder
Porro Mirror
Main Mirror
Focusing Screen

Live View Mechanism Schematic Diagram (Mode A)


Full-Time Live View CCD
Optical View Finder
Live MOS Sensor
Porro Mirror
Main Mirror
Focusing Screen

(Mode B)

Macro Live View (Mode B)

When shooting macro photos, the extremely shallow depth of field at close focusing distances has always made it very difficult for photographers to focus accurately on the area of the composition they want. As a result, it has been necessary to take multiple frames at different focus settings to ensure that the desired image is captured. With the E-330's Mode B Live View, however, the main mirror swings out of the way, and the image from the taking sensor is sent directly to the rear-mounted LCD monitor. Users can then select the area of the frame they want to focus on and magnify it by 10x, thereby making it very easy to focus on the subject manually.

Live Preview Function

The preview function allows users to visually confirm depth of field at the currently applied aperture setting. When shooting at smaller apertures with a conventional SLR camera, however, the depth of field can be difficult to confirm because the lens admits little light, and the image in the

viewfinder is quite dim. The E-330's Live View system overcomes this problem with a new Live Preview function that automatically increases the brightness of the LCD monitor display as needed, thereby making it easy to confirm depth of field at any aperture setting.

(The preview function is offered as a Drive button custom setting. A 'Mode B' preview setting is also available when using Mode B Macro Live View.)

World's First* Variable-Angle, 2.5-Inch, High-Definition HyperCrystal LCD Monitor

The E-330 is equipped with the same class-leading, 2.5-inch, 215,000-pixel HyperCrystal LCD monitor for which the E-500 has been widely praised. In addition to offering a wide viewing angle and excellent visibility in bright light, it boasts photo-quality image display. To enable photographers to easily and comfortably take high/low-angle photos without assuming an awkward position, the monitor features a variable-angle mechanism that allows it to be tilted downward by up to 45°, or upward by up to 90°. In addition, it offers improved visibility when shooting outdoors in bright daylight.

* Among interchangeable-lens-type Full-time Live View digital SLR cameras

Newly Developed 4/3-Type, 7.5-Megapixel Live MOS Sensor

To enable Live View shooting, the E-330 uses a newly developed 4/3-type, 7.5-megapixel Live MOS sensor image sensor instead of a dedicated still-image, full frame transfer CCD like the sensors used in the E-1, E-300, and E-500. Boasting a photo-sensitive surface area that is approximately three times larger than that of a conventional CMOS sensor, the new sensor has a wide dynamic range that makes it capable of capturing subtle tonal gradations, and uses approximately 50% less power than a full frame transfer CCD.

In addition, a 5V low-voltage dedicated processing technology assures low noise, and the sensor photodiodes are deeply embedded in silicon to isolate them from noise-causing elements on the chip surface. As a result, users can obtain clear images with reduced graininess and white noise when shooting in low light.

Other Features

Proven Olympus E-System Dust Reduction System and Dedicated Digital Design

The E-330 incorporates the Dust Reduction System that has earned the acclaim and trust of professional users and general consumers for its proven performance on the first-generation E-1, the second-generation E-300, and the third-generation E-500. Using an exclusive Supersonic Wave Filter, the Dust Reduction System solves the problems of CCD dust contamination and image deterioration that have been an issue ever since the first interchangeable-lens-type digital SLRs were introduced. Thanks to this advanced system, users can take full advantage of the lens interchangeability that digital SLRs offer, without worrying that dust specks will appear in their images. In combination with designed-for-digital ZUIKO DIGITAL lenses, it assures high image quality, high performance, and user peace-of-mind.

31 Shooting Modes — More Than Any Other Digital SLR

The Scene Select modes featured on the E-500, which allow users to simply select the type of scene they are shooting and have the camera automatically apply optimum exposure and shooting parameters, have been further strengthened on the E-330. New Scene Select modes include:

- Underwater Macro Mode — Boosts color saturation and heightens the blue color tones of the water when shooting underwater close-ups.
- Underwater Wide Mode — Automatically switches to center-weighted average metering and optimizes image settings to ensure vivid color and richer blue tones when shooting underwater scenic views.
- Image Stabilization Mode — Automatically boosts ISO sensitivity and shutter speed to reduce blurring caused by camera shake or subject motion.
- Nature Macro Mode — Heightens contrast and saturation and optimizes sharpness when shooting macro photos.
- Panorama Mode (exclusively for Olympus xD-Picture card) — Enables users to enjoy Live View panorama shooting of up to 10 consecutive frames.

Including the five new modes above, a total of 20 Scene Select modes are offered. In addition, The large mode dial gives users direct access to four essential SLR exposure modes (Program AE, Shutter-Speed Priority AE, Aperture Priority AE, Manual Exposure) and seven Scene Program AE modes (Portrait, Landscape, Sports, etc.). With 31 shooting modes in all — more than any other digital SLR — the E-330 is designed to satisfy the needs of a wide range of users.

* Among interchangeable-lens-type digital SLR cameras as of January 26, 2006.

49-Segment Metering System for Accurate Exposure Control

The E-330 incorporates the same 49-segment hybrid light-metering sensor that has been widely acclaimed on the E-500. It uses an active pixel system in low light and an integral calculus amplification system in bright light to offer fast, accurate metering with a wide dynamic range across the 49-segment image field.

Spot Metering Mode with Highlight/Shadow Control

The E-330 features a Digital ESP metering mode that evaluates light readings from all of the light sensor's 49 segments, a center-weighted average metering mode, and a spot metering mode. In addition, it is equipped with the same type of highlight/shadow spot metering modes originally featured on the Olympus OM-4 SLR. With highlight spot metering, for example, you can ensure the exposure is set to capture the brilliant white of a bride's wedding dress, and with shadow spot metering, you can ensure the exposure is set to capture the deep, natural black of a groom's tuxedo.

5 Picture Modes

The E-330 features sRGB and Adobe RGB color space settings, and five Picture modes: Vivid (the default), Natural, Flat, Monochrome, and Sepia. In monochrome and sepia modes there are also filter effects (red, orange, yellow, green) and color tone functions (sepia, blue, purple, green) that provide users with a versatile range of monotone shooting capabilities.

Versatile White Balance Modes and Easy-to-Use One-Touch White Balance Button

In addition to Auto white balance, the E-330 features fine-tunable white balance presets, custom white balance functions, and a one-touch white balance function that allows accurate color balance to be achieved under difficult lighting conditions. To assure even greater convenience, the Drive button can be customized to provide easy access to the one-touch white balance function.

Wide Range of Bracketing Functions

In addition to exposure bracketing and white balance bracketing, the E-330 features flash bracketing that takes multiple shots at different flash brightness settings, and focus bracketing that takes multiple shots at different focus settings, thereby making it easy for users to get "the best shot" in difficult shooting situations.

Easy-to-View Shooting Information via the Large LCD Monitor

The large, 2.5-inch LCD monitor features a Super Control Panel that can be set to display essential camera settings in large type, or more detailed shooting information in smaller type. In addition, the Super Control Panel offers a choice of two background colors. In both of the Live View modes, a text label indicates the currently active Live View mode, and a semi-transparent Super Control Panel can be displayed by pressing the OK button.

Light Box Playback Function

The E-330 is equipped with the highly praised light box multi-image comparison function that was first introduced on the E-500. By using the light box function, users can compare two enlarged images side by side on the large, 2.5-inch LCD monitor screen, making it easy to select the best shot.

High-Speed, High-Performance Autofocusing

A high-speed, high-performance, 3-point, phase-difference-detecting autofocus system displays the currently active focus point via a mark superimposed on the viewfinder, and allows users to move seamlessly from Single-Shot AF (S-AF) or Continuous AF (C-AF) to manual focusing (MF). Using the settings menus, users can also customize the AE-L button to allow thumb-activated autofocusing for greater high-speed, high-performance focusing freedom.

Included Items

Item	Olympus E-330 Body	Olympus E-330 Lens Kit
ZUIKO DIGITAL 14~45mm F3.5~5.6 lens		●
BLM-1 lithium-ion battery	●	●
BCM-2 lithium-ion battery charger	●	●
Shoulder strap	●	●
USB cable	●	●
Video cable	●	●
EP-5 eyecup	●	●
OLYMPUS Master software CD-ROM	●	●

Attachment 2

OLYMPUS

Your Vision, Our Future

I N F O R M A T I O N

Feb. 1. 2006

Olympus Launches U-UVF248 DUV Observation System for Microscopes

— Newly Developed DUV Optical System Supports Ultra-High Resolutions up to 0.08μm —

Olympus Corporation (President: Tsuyoshi Kikukawa) is pleased to announce the U-UVF248, a deep ultraviolet (DUV)*[1] microscope capable of 0.08μm line and space resolution. The new microscope will go on sale on February 13, 2006.
This new product can be added as an option to an Olympus MX-Series semiconductor FPD inspection microscope to create an ultraviolet microscope system for a variety of observational uses, something that was previously only possible with specialized microscope systems.

The U-UVF248 microscope will be on display at Semicon Korea 2006, the Convention and Exhibition Center (COEX) (http://www.olympus.co.jp/en/society/) commencing February 8 through 10 under the name of Techsan Community Corporation: Exhibition Hall Pacific Booth No.602 in Seoul.

Product	Launch Date
U-UVF248 DUV observation system	March 1, 2006

*1 Deep ultraviolet: This term refers to ultraviolet rays with extremely short wavelengths, usually below 300nm.

<Main Features>

1. The newly developed DUV optical system supports observation at ultra-high resolutions up to 0.08μm lines and spaces.
2. The system can be added to an optical microscope.
3. The system is very easy to operate and can be laid out as required.



External Appearance U-UVF248 with Semiconductor Inspection Microscope System MX61

<Detailed Features>

1. **Newly Developed DUV Optical System - Ultra-High Resolutions up to 0.08μm**

The newly developed DUV optical system supports observation at ultra-high resolutions up to 0.08μm. This was achieved by developing a new optical system optimized for the deep ultraviolet region (248nm). The system maintains excellent contrast up to the limit of its resolution.

Olympus has used a non-cemented lens"*2 to prevent lens performance from degrading under prolonged UV exposure. The newly developed DUV design technology and the simple optical system provide brighter, more detailed images than is possible with existing systems.

*2 non-cemented lens: Olympus does not use bonding agents to join the lenses, which are advantage in trouble free for years with no impact in performance.

2. **Compatible with Optical Microscopes**

Unlike existing DUV microscope systems, which require specially designed microscopes, the system can be added as an option to any Olympus semiconductor inspection microscope in the MX61 or MX51 Series. The system is also easily expandable, and the DUV camera can be controlled using image processing software.

3. **Versatile System Layouts for Optimal Ease of Use**

The light source has been separated from the main unit and substantially reduced in size. This feature allows the system to be laid out as required for optimal ease of use. For stress-free specimen movement and focusing, the system can display images at 15 frames per second in real time.